November 5, 2024

John Lipman
Co-Chief Executive Officer and Co-Chairman of the Board
Roth CH Acquisition V Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

       Re: Roth CH Acquisition V Co.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 25, 2024
           File No. 001-41105
Dear John Lipman:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note that you are seeking to extend your termination date to June 4, 2025, a date which is 42 months from your initial public offering. We also note your risk factor disclosing that Nasdaq Listing Rule IM-5101-2(b) requires that you complete a business combination no later than 36 months after your initial public offering, and your disclosure that your securities will face an immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-
       month window ends on November 30, 2024. In addition, we note your disclosure regarding certain consequences of any such suspension and delisting, including that your stock may be determined to be a penny stock. Please disclose the consequences of any such designation of your stock as a penny stock, and disclose additional consequences of any such suspension or delisting, including that you may
       no longer be attractive as a merger partner if you are no longer listed on an exchange, and any potential impact on your ability to complete an initial business combination.
 November 5, 2024
Page 2
2. We note your disclosures throughout the proxy statement that upon the closing of the business combination, subject to approval by your stockholders and other customary closing conditions, the combined company is expected to list on The
       Nasdaq Stock Market. Please revise your disclosure throughout your filing to clarify, as you do in your risk factor set forth under the caption "Nasdaq Rule 5815 was amended effective October 7, 2024...," that the Extension Proposal would allow you to complete a business combination after November 30, 2024, which is beyond the time-frame permitted by Nasdaq Listing Rule IM-5101-2(b) and which means you would not be listed at the time you close a business combination.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation